# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Independence Contract Drilling, Inc., CIK 0001537028
CUSIP: 453415309
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 20475 State Highway 249, Suite 300, Houston, Texas (TX), 77070
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001567619-22-007616
Filed by CIK 0001604350
Persons authorized to receive notices and communications: Haig Maghakian, c/o Glendon Capital Management LP, 2425 Olympic Blvd., Suite 500E, Santa Monica, California (CA), 90404, 310-907-0450

## Reporting persons
- Glendon Capital Management LP (CIK 0001604350): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christopher Sayer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Glendon Opportunities Fund II, L.P. (CIK 0001707077): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Independence Contract Drilling, Inc.
Address of issuer's principal executive offices: 20475 State Highway 249, Suite 300, Houston, Texas (TX), 77070
Comment: Explanatory Note: This Amendment No. 7 amends and supplements certain items of the Schedule 13D, filed by the Glendon Capital Management LP ("GCM"), Christopher Sayer and Glendon Opportunities Fund II, L.P. ("G2" and collectively with GCM and Mr. Sayer, the "Reporting Persons") on March 29, 2022, which was previously amended and restated by that Amendment No.1 to the Schedule 13D filed with the SEC on April 19, 2023, that Amendment No. 2 to the Schedule 13D filed with the SEC on August 18, 2023, that Amendment No. 3 to the Schedule 13D filed with the SEC on July 10, 2024, that Amendment No. 4 to the Schedule 13D filed with the SEC on September 9, 2024, that Amendment No. 5 to the Schedule 13D filed with the SEC on November 27, 2024, and that Amendment No. 6 to the Schedule 13D filed with the SEC on December 6, 2024 (collectively, the "Prior Schedule 13D"), in order to report the Reporting Persons' shares of the common stock, $0.01 par value per share ("Common Stock"), of Independence Contract Drilling, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 7 reflects a material update to the purpose and contracts of the Reporting Persons with respect to the securities of the Issuer since Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 7, the Prior Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 4:

Cancellation of Convertible Notes

On January 9, 2025, the Bankruptcy Court entered its order confirming the Reorganization Plan. On January 17, 2025 (the "Effective Date"), the Reorganization Plan became effective and the Issuer emerged from chapter 11 bankruptcy ("Reorganized ICD"). Pursuant to the Reorganization Plan, and in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided by Section 1145 of the Bankruptcy Code, 100% of the Notes were cancelled and the holders of the Notes, including G2, received their pro rata share of (i) 100% of the common stock of Reorganized ICD authorized to be issued and outstanding on or after the Effective Date (the "New Common Stock"), subject to dilution on account of any equity issued pursuant to the Management Incentive Plan (as defined in the Reorganization Plan), and (ii) on account of the additional Notes issued pursuant to the Accordion Facility, $7.5 million, plus the amount of accrued and unpaid interest on such additional Notes, in principal amount of loans issued under Reorganized ICD's Exit Term Loan Facility (as defined in the Reorganization Plan). In particular, G2 received approximately 49.9% of the shares of the New Common Stock in exchange for the cancellation of its Notes. From and after the Effective Date, Reorganized ICD intends to operate as a private company and expects to de-register its existing equity securities, and terminate its reporting obligations, under the Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Amount beneficially owned:
GCM - 0
Christopher Sayer - 0
G2 - 0

Percent of class:
GCM - 0.0%
Christopher Sayer - 0.0%
G2 - 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Number of shares as to which GCM has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Christopher Sayer has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which G2 has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Except for the cancellation of the Notes described in Item 4, no transactions have been effected by the Reporting Persons in the Issuer's Common Stock during the past sixty days
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On January 17, 2025, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the class of the Issuer's securities.

## Signatures
- Glendon Capital Management LP: /s/ Haig Maghakian, Haig Maghakian, Chief Compliance Officer / General Counsel (01/22/2025)
- Christopher Sayer: /s/ Christopher Sayer, Christopher Sayer (01/22/2025)
- Glendon Opportunities Fund II, L.P.: /s/ Haig Maghakian, Haig Maghakian, Chief Compliance Officer / General Counsel of Glendon Capital Associates II, LLC, its General Partner (01/22/2025)